Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH ANNOUNCES A SUPERIOR OFFER FROM GTCR

JERSEY CITY, N.J. — September 15, 2011 - Fundtech Ltd. (NASDAQ: FNDT) today announced that its board of directors has determined that a binding offer it has received from GTCR Fund X/A LP and its affiliated entities, which contemplates the acquisition of all of Fundtech’s outstanding ordinary shares at $23.33 per share in cash, constitutes a “Company Superior Offer” under Fundtech’s previously announced merger agreement with S1 Corporation.  Fundtech has notified S1 of Fundtech’s board of directors’ intention to change its recommendation with respect to the pending transaction with S1, to terminate the merger agreement with S1 and to enter into a written definitive agreement with entities formed by GTCR subject to the satisfaction of the conditions set forth in the merger agreement with S1, including the expiration of the five business day period contemplated by the merger agreement to the extent applicable.

Under the terms of GTCR’s binding offer, an entity formed by GTCR would merge with Fundtech under the laws of the State of Israel, and as a result of the merger all outstanding ordinary shares of Fundtech would be converted into the right to receive $23.33 per share in cash.  GTCR has also agreed to pay the $11.9 million termination fee that may become payable to S1 in certain circumstances.  The completion of the merger contemplated by the merger agreement with GTCR, if entered into, would be subject to closing conditions, including the approval by Fundtech shareholders, the receipt of antitrust approvals, the receipt of an acceptable ruling regarding Israeli tax withholdings and the receipt of a solvency opinion.  GTCR has obtained commitments for the debt and equity financing required to complete the transaction.  As a condition to GTCR’s offer, in connection with the execution and delivery of the merger agreement with GTCR, GTCR would enter into a voting agreement with Clal Industries and Investments Ltd., which currently owns approximately 58% of the outstanding ordinary shares of Fundtech, pursuant to which Clal would be required, subject to the terms and conditions thereof, to vote in favor of the transaction with GTCR.  GTCR’s binding offer to Fundtech is irrevocable until 12:00 noon (New York City time) on September 23, 2011.

The board of directors of Fundtech has considered GTCR’s binding offer, and following consultation with outside legal counsel and a financing advisor, determined that GTCR’s binding offer constitutes a “Company Superior Offer” under Fundtech’s previously announced merger agreement with S1 and that failure to change its recommendation to Fundtech’s shareholders and terminate the merger agreement with S1 to enter into the merger agreement with the entities formed by GTCR would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

Under the existing merger agreement with S1, Fundtech is obligated to negotiate in good faith with S1 and its representatives, if requested by S1, during such five business day period regarding any adjustments or modifications proposed by S1 to the terms of the merger agreement with S1.  Fundtech’s board of directors may then only change its recommendation and terminate the merger agreement with S1 after it again makes the determination after consultation with outside legal counsel and a financial advisor that GTCR’s offer continues to be a “Company Superior Offer” (taking into account any adjustments or modifications proposed by S1) and, after consultation with outside legal counsel, that the failure to take action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.
At this time, as required by the merger agreement with S1, Fundtech’s board of directors has not changed its recommendation with respect to the pending transaction with S1 and Fundtech’s board of directors is not making any recommendation at this time with respect to the GTCR binding offer, and there can be no assurance that Fundtech’s board of directors will approve any such transaction or that a transaction will result.
Citi has acted as financial advisor to Fundtech and Kirkland & Ellis LLP, Kramer Levin Naftalis & Frankel LLP and Meitar Liquornik Geva & Leshem Brandwein have provided legal counsel.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the possibility that Fundtech’s board of directors will change its recommendation, terminate the existing merger agreement with S1 and/or enter into any agreement with GTCR, the expected completion of any transaction, the satisfaction or waiver of any conditions to any transaction, any events related to the S1 transaction or the offer received by GTCR, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transactions discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that Fundtech files from time to time with the SEC, including the section titled “Risk Factors” of Fundtech’s most recent Annual Report filed on Form 20-F, as well as the information statement to be filed by Fundtech, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.